

Mail Stop 4628

January 30, 2017

John A. Brda
Director, Chief Executive Officer, President and Secretary
Torchlight Energy Resources, Inc.
5700 W. Plano Parkway, Suite 3600
Plano, TX 75093

> **Re: Torchlight Energy Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 17, 2017**
> **File No. 333-215586**

Dear Mr. Brda:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

Sincerely,

/s/ Kevin M. Dougherty for

H. Roger Schwall
Assistant Director
Office of Natural Resources